March 31, 1997



VIA EDGAR

Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549

    Re: Cardiac Science, Inc. - Form 12b-25

Dear Sir or Madam:

    On behalf of our client, Cardiac Science, Inc. (the
"Company"), attached for filing please find a Form 12b-25 relating to the Company's Annual Report on Form 10-K for the year ended December 31, 1996.




               Sincerely yours,

               /s/ Leonard J. Breslow

               Leonard J. Breslow


LJB/ac
Enclosures

cc:     National Association of Securities Dealers, Inc.
    (w/Enc. - by UPS)

            SECURITIES AND EXCHANGE COMMISSION
                   WASHINGTON, DC  20549

                        FORM 12b-25

                            Commission File Number 0-19567

                NOTIFICATION OF LATE FILING

    (Check One): [X] Form 10-K [ ] Form 11-K [ ] Form 20-F
[ ] Form 10-Q [ ] Form N-SAR

For Period Ended:       December 31, 1996
[ ] Transition Report on Form 10-K          [ ] Transition
Report on Form 10-Q
[ ] Transition Report on Form 20-F          [ ] Transition
Report on Form N-SAR
[ ] Transition Report on Form 11-K
For Transition Period Ended:

Read attached instruction sheet before preparing form. Please print or type.
    Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

    If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

PART I - REGISTRANT INFORMATION
                                                                   Cardiac
Science, Inc.
Full name of registrant

Former name if applicable
                                                                8 Hammond
Drive, Suite 111
Address of principal executive office (Street and number)
                                                                    Irvine,
California 92718
City, State and Zip Code

PART II - RULES 12b-25(b) AND (c)

    If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check appropriate box.)

[  ]    (a) The reasons described in reasonable detail in Part III of this form could not be eliminated without
        unreasonable effort or expense;
[X] (b) The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, 11-K or
        Form -N-SAR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and
[  ]    (c) The account's statement or other exhibit required by
        Rule 12b-25(c) has been attached if applicable.

PART III - NARRATIVE

     State below in reasonable detail the reasons why Forms 10-
K, 20-F, 11-K, 10-Q, N-SAR or the transition report portion thereof could not be filed within the prescribed time period.
(Attach extra sheets if needed.)

        The Registrant is unable to timely file its Form 10-K due to delays associated with a change in the Registrant's internal personnel (the Registrant's President, its sole executive officer, resigned in January 1997, and a new President was hired thereafter). As a result thereof, the Registrant is still accumulating certain information required to complete its Form 10-K.

PART IV - OTHER INFORMATION

     (1) Name and telephone number of person to contact in regard to this notification

              Raymond Cohen
(714)             587-0357
               (Name)                              (Area
code)   (Telephone number)

     (2) Have all other periodic reports required under Section 13 or 15(d) of the Securities exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If the answer is no, identify report(s).

                                            [X] Yes [ ] No

     (3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

                                            [ ] Yes [X] No

     If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.




                                                               Cardiac
Science, Inc.
       (Name of registrant as specified in charter)

has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.

Date  3/28/97            By/s/ Raymond Cohen
                           Raymond Cohen, President

INSTRUCTION. The form may be signed by an executive officer of the registrant or by any other duly authorized representative. The name and title of the person signing the form shall be typed or printed beneath the signature. If the statement is signed on behalf of the registrant by an authorized representative (other than an executive officer), evidence of the representative's authority to sign on behalf of the registrant shall be filed with the form.

                         ATTENTION

     Intentional misstatements or omissions of fact constitute
Federal criminal violations (see 18 U.S.C. 1001).